UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
________________

FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-09989
CUSIP NUMBER
8676EP108

(Check One):

☐ Form 10-K         ☐ Form 20-F         ☐ Form 11-K         ☒ Form 10-Q        ☐  Form N-SAR

For Period Ended: March 31, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________
PART I -- REGISTRANT INFORMATION

SunOpta Inc.
Full Name of Registrant

Former Name if Applicable

2838 Bovaird Drive West
Address of Principal Executive Office (Street and Number)

Brampton, Ontario, L7A 0H2, Canada
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

SunOpta Inc. (the "Company") has been delayed in filing its quarterly report on Form 10-Q for the quarterly period ended March 31, 2008 (the "Quarterly Report"). As previously disclosed, due to certain errors in the costing of inventory and analysis of the net realizable value and the reconciliation of third party inventories in the Company’s berry operations, management determined that the previously issued interim financial statements for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007 should no longer be relied upon and a restatement is required. In addition, the Company’s Audit Committee has initiated an investigation into the accounting issues within the Company’s berry operations and has retained independent legal counsel and accountants to assist in this matter. As a result, the Company is delaying the filing of its Quarterly Report until it has completed the restatement process, the Audit Committee has completed its investigation and the Company has filed the documents containing the restated financial statements and its Annual Report on Form 10-K. The Company intends to file the documents containing restated financial statements as quickly as possible and will file the Quarterly Report as soon as practicable thereafter.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Dietrich	905	455-1990
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐        No ☒

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒        No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended March 31, 2008, the Company expects a decrease in net earnings and earnings per share from the net earnings and earnings per share for the quarter ended March 31, 2007 due in part to a significant increase in professional fees to deal with the ongoing investigation and the restatement of the Company’s 2007 quarterly statements, and expected lower earnings in the Company’s berry operations related to a high percentage of sales on products that have been written down to net realizable value and associated storage costs . As described in Part III, the Company has determined that a restatement of the Company's 2007 quarterly financial statements is necessary. Such restatements could impact the degree of change between the current and prior year periods. The financial information provided above is subject to change as the Audit Committee completes its investigation and the Company completes its analysis of its berry operations and finalizes its financial statements for the first quarter ended March 31, 2008.

SunOpta Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2008	By:	/s/ John Dietrich
John Dietrich
Vice President and Chief Financial Officer